PRESS RELEASE

Attention Business/Financial Editors:

NOVAMERICAN REPORTS 33RD CONSECUTIVE PROFITABLE QUARTER

MONTREAL, April 3, 2006 - Novamerican Steel Inc. (NASDAQ: TONS) announced today its financial results for the first quarter ended February 25, 2006. This was the 33rd consecutive profitable quarter for the Company. (All amounts are in U.S. dollars).

SUMMARY OF FINANCIAL HIGHLIGHTS
(in thousands of U.S. dollars, except per share and tons data)

	QUARTER ENDED
	February 25, 2006	February 26, 2005	Change

Net sales	$195,702	$206,357	($10,655)
Gross margin	21.6%	21.0%	0.6%
Net income	$8,843	$10,099	($1,256)
Basic income per share	$0.87	$1.03	($0.16)
Diluted income per share	$0.85	$0.98	($0.13)

Tons sold	215,868	205,762	10,106
Tons processed	236,438	242,926	(6,488)
	452,306	448,688	3,618

FIRST QUARTER RESULTS

Sales for the first quarter of 2006 decreased by $10.7 million, or 5.2%, to $195.7 million from $206.4 million for the first quarter of 2005.

Tons sold and processed in the first quarter of 2006 increased by 3,618, or 0.8%, to 452,306 tons from 448,688 in the first quarter of 2005. While tons sold for the three months ended February 25, 2006 increased by 10,106 tons, or 4.9%, tons processed decreased by 6,488 tons, or 2.7%, compared with the same period in 2005.

The gross margin for the first quarter of 2006 increased to 21.6% from 21.0% for the first quarter of 2005.

Net income for the first quarter of 2006 decreased by $1.3 million, or 12.4% to, $8.8 million, or $0.87 per share ($0.85 after dilution), versus $10.1 million, or $1.03 per share ($0.98 after dilution), for the first quarter of 2005.

OPERATIONS

The Company's fiscal first quarter volume in terms of tons sold was strong given the seasonal weakness historically experienced in the winter months. CEO D. Bryan Jones commented, "I am pleased with the tons sold in this year's first quarter. This quarter's results were achieved in a stable pricing environment and reflect an increase in output that can be attributed to our Company's organic growth strategy".

OUTLOOK

Demand continues to be strong from many steel consuming industries such as non-residential construction, energy, mining, heavy equipment, railcar manufacturing and infrastructure spending. Management believes steel prices will rise in the second quarter and continue to be strong through July. There appears to be less likelihood of a softening in North American steel prices this summer as global steel prices continue to rise. Import offers for third quarter delivery are less plentiful and prices of those offers have risen significantly. Lead times at the North American steel mills have been extended and availability is limited through June.

COMPANY DESCRIPTION

Novamerican Steel Inc., based in Montreal, Canada with twelve operating locations in Canada and eleven operating locations in the United States, processes and distributes carbon steel, stainless steel and aluminum products, including carbon steel tubing for structural and automotive markets.

FORWARD-LOOKING (SAFE HARBOUR) STATEMENTS

Except for historical information contained herein, the matters set forth in this press release are forward-looking statements that involve risks and uncertainties including, but not limited to, product demand, competition, regulatory approvals, the effect of economic conditions and technological difficulties and other risks detailed in the Company's filings with the U.S. Securities and Exchange Commission.

CONTACTS

For further information: Christopher H. Pickwoad, CA, Chief Financial Officer, Novamerican Steel Inc. (514) 368-6403.

Visit us at www.novamerican.com.

Conference call: Tuesday April 4, 2006 at 9:30 a.m. Please call 514-368-6455 for details.

Novamerican Steel Inc. and Subsidiaries - Consolidated Financial Statements
(unaudited)

CONSOLIDATED STATEMENT OF OPERATIONS AND COMPREHENSIVE INCOME
(in accordance with U.S. GAAP, in thousands of U.S. dollars, except per share and tons data)

	Three months ended
	February 25,	February 26,
	2006	2005
	$	$
Net sales	195,702	206,357
Cost of sales	153,348	163,111
Gross margin	42,354	43,246

Operating expenses
Plant	11,762	10,765
Delivery	6,335	4,729
Selling	3,480	3,587
Administrative and general	7,315	7,408
	28,892	26,489
Operating income	13,462	16,757

Interest expense	353	1,150
Share in income of joint ventures	(189)	(117)
	164	1,033
Income before income taxes	13,298	15,724
Income taxes	4,455	5,625
Net income	8,843	10,099

Net income per share
Basic	0.87	1.03
Diluted	0.85	0.98

Weighted average number of shares outstanding	10,217,563	9,786,089

Comprehensive income
Net income	8,843	10,099
Changes in cumulative translation adjustment	3,940	(4,410)
Change in fair value of interest rate swap, net of deferred income taxes	30	167
	12,813	5,856

Tons sold	215,868	205,762
Tons processed	236,438	242,926
	452,306	448,688

Novamerican Steel Inc. and Subsidiaries - Consolidated Financial Statements
(unaudited)

CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY
(in accordance with U.S. GAAP, in thousands of U.S. dollars, except share data)
				Accumulated
				Other	Total
	Common Shares		Retained	Comprehensive	Shareholders'
	Number	Amount	Earnings	Income	Equity
		$	$	$	$
Balance at November 26, 2005	10,156,226	34,791	221,720	20,448	276,959
Options exercised	293,774	4,113			4,113
Net income			8,843		8,843
Changes in cumulative translation adjustment				3,940	3,940
Change in fair value of interest rate swap,
net of deferred income taxes	-	-	-	30	30
Balance at February 25, 2006	10,450,000	38,904	230,563	24,418	293,885

Novamerican Steel Inc. and Subsidiaries - Consolidated Financial Statements
(unaudited)

CONSOLIDATED STATEMENT OF CASH FLOWS

(in accordance with U.S. GAAP, in thousands of U.S. dollars)	Three months ended
	February 25,	February 26,
	2006	2005
	$	$
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	8,843	10,099
Adjustments to reconcile net income to net cash from
(used for) operating activities
Depreciation and amortization	2,529	2,335
Share in income of joint ventures	(189)	(117)
Deferred income taxes	(516)	(241)
Loss on disposal of property, plant and equipment	-	-
Changes in working capital items
Accounts receivable	10,122	(2,738)
Income taxes receivable	2,361	-
Inventories	(15,311)	(24,282)
Prepaid expenses and other	(1,575)	120
Accounts payable and accrued liabilities	(9,823)	(7,549)
Income taxes payable	(1,004)	(13,747)
Net cash used for operating activities	(4,563)	(36,120)
CASH FLOWS FROM INVESTING ACTIVITIES
Short term investment	17,305
Acquisition of minority interest	-	(204)
Distribution from joint ventures	260	-
Additions to property, plant and equipment	(4,881)	(1,633)
Proceeds from disposal of property, plant and equipment	-	5
Other assets	(36)	-
Net cash from (used for) investing activities	12,648	(1,832)
CASH FLOWS FROM FINANCING ACTIVITIES
Net increase (decrease) in bank indebtedness	(342)	25,382
Issue of common shares	4,113
Advance to an employee	-	420
Proceeds from long-term debt	-	6,282
Repayment on long-term debt	(108)	(1,326)
Net cash from financing activities	3,663	30,758

Effect of exchange rate changes on cash and cash equivalents	742	(260)
Net increase (decrease) in cash and cash equivalents	12,490	(7,454)
Cash and cash equivalents, beginning of period	47,805	11,462
Cash and cash equivalents, end of period	60,295	4,008

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
Interest paid	872	654
Income taxes paid	3,285	16,951

Novamerican Steel Inc. and Subsidiaries - Consolidated Financial Statements
(unaudited)

CONSOLIDATED BALANCE SHEETS
(in accordance with U.S. GAAP, in thousands of U.S. dollars)

	February 25,	February 26,	November 26,
	2006	2005	2005
	unaudited	unaudited	audited
	$	$	$
ASSETS
Current assets
Cash and cash equivalents	60,295	4,008	47,805
Accounts receivable	114,757	125,657	140,053
Income taxes receivable	347	-	2,778
Inventories	144,557	193,782	127,316
Prepaid expenses and other	3,051	676	1,441
Deferred income taxes	1,816	1,391	1,815
	324,823	325,514	321,208
Investment in joint ventures	2,066	2,380	2,137
Property, plant and equipment	106,482	104,122	102,794
Goodwill	12,994	12,992	12,994
Deferred income taxes	1,875	-	1,767
Other assets	672	892	683
	448,912	445,900	441,583

LIABILITIES
Current liabilities
Current portion of long-term debt	3,089	4,221	3,078
Bank indebtedness	2,398	28,642	2,676
Accounts payable and accrued liabilities	91,780	94,276	99,713
Income taxes payable	-	5,706	998
Deferred income taxes	35	-	338
	97,302	132,845	106,803
Long-term debt	41,764	62,090	41,782
Fair value of interest rate swap	20	457	71
Deferred income taxes	15,941	13,944	15,968
	155,027	209,336	164,624

SHAREHOLDERS' EQUITY
Share capital	38,904	29,609	34,791
Retained earnings	230,563	194,881	221,720
Accumulated other comprehensive income	24,418	12,074	20,448
	293,885	236,564	276,959
	448,912	445,900	441,583